================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K





(Check One)


    [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

              For the fiscal year ended December 31, 2004

                                       OR

    [_] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

              For the transition period from __________ to __________



                         COMMISSION FILE NUMBER 33-35386



              A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    CHATTEM, INC. SAVINGS AND INVESTMENT PLAN

              B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


       CHATTEM, INC., 1715 WEST 38TH STREET, CHATTANOOGA, TENNESSEE 37409



================================================================================

                              REQUIRED INFORMATION

     The Chattem, Inc. Savings and Investment Plan ("the Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules for the Plan for the two fiscal years ended December 31, 2004 and 2003, which have been prepared in accordance with the financial reporting requirements of ERISA, are set forth on the immediately following pages and incorporated herein by reference.



                              CONTENTS                               Page Number
                              --------                               -----------


Reports of Independent Registered Public Accounting Firms                  3

Statements of Net Assets Available for Benefits (Modified Cash Basis)      5

Statements of Changes in Net Assets Available                              6
for Benefits (Modified Cash Basis)

Notes to Financial Statements                                              7

Supplemental Schedules                                                    13

Signatures                                                                15

Index of Exhibits                                                         16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
-------------------------------------------------------


To the Pension Plan Committee
Chattem, Inc. Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Chattem, Inc. Savings and Investment Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based upon our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Chattem, Inc. Savings and Investment Plan as of December 31, 2004 and the changes in its net assets available for benefits for the year then ended on the basis of accounting described in Note 1.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LATTIMORE, BLACK, MORGAIN & CAIN, P.C.

Brentwood, Tennessee
June 17, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
-------------------------------------------------------


To the Pension Plan Committee
Chattem, Inc. Savings and Investment Plan
Chattanooga, Tennessee

     We have audited the accompanying statement of net assets available for benefits (modified cash basis) of Chattem, Inc. Savings and Investment Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     As described in Note 1, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Chattem, Inc. Savings and Investment Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended on the basis of accounting described in Note 1.

HAZLETT, LEWIS & BIETER, PLLC

Chattanooga, Tennessee
April 27, 2004

                                  CHATTEM, INC.
                           SAVINGS AND INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                              (MODIFIED CASH BASIS)
                           December 31, 2004 and 2003





================================================================================

                                                        2004           2003
                                                    ------------   ------------

           ASSETS

Investments, at fair value:
      Cash                                          $    240,006   $         --
      Pooled separate accounts                        12,882,795             --
      Shares of registered investment companies               --     13,970,831
      Chattem, Inc. common stock                       4,450,461      3,090,405
      Money market account                                     8         30,688
      Participants loans                                 796,984        643,809
                                                    ------------   ------------

            Total investments, at fair value          18,370,254     17,735,733

Investment contract with insurance company,
  at contract value                                    4,796,624             --
                                                    ------------   ------------

Net assets available for benefits                   $ 23,166,878   $ 17,735,733
                                                    ============   ============





   The Notes to Financial Statements are an integral part of these statements.

                                  CHATTEM, INC.
                           SAVINGS AND INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              (MODIFIED CASH BASIS)
                     Years Ended December 31, 2004 and 2003





================================================================================

                                                        2004           2003
                                                    ------------   ------------

Additions to nets assets attributed to:
      Investment Income:
            Net appreciation in fair value of
               investments                          $  3,948,127   $  1,599,988
            Interest and dividends                       104,786        191,995
                                                    ------------   ------------

                Total investment income                4,052,913      1,791,983
                                                    ------------   ------------

      Contributions:
            Participants                               1,393,341      1,323,854
            Employer                                     949,974        873,788
            Transfers from qualified plans               180,841             --
                                                    ------------   ------------

                Total contributions                    2,524,156      2,197,642
                                                    ------------   ------------

                Total additions                        6,577,069      3,989,625
                                                    ------------   ------------

Deductions from net assets attributed to:
      Benefits paid to participants                   (1,144,223)      (907,860)
      Administrative expenses                             (1,701)            --
                                                    ------------   ------------

                Total deductions                      (1,145,924)      (907,860)
                                                    ------------   ------------

                Net increase                           5,431,145      3,081,765

Net assets available for benefits:
      Beginning of year                               17,735,733     14,653,968
                                                    ------------   ------------

      End of year                                   $ 23,166,878   $ 17,735,733
                                                    ============   ============





   The Notes to Financial Statements are an integral part of these statements.

                                  CHATTEM, INC.
                           SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003



================================================================================

Note 1.    Summary of Major Accounting Policies and Plan Characteristics

           The following description of the Chattem, Inc. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

           General:

           The Plan, established January 1, 1985, is a defined contribution employee benefit plan providing retirement benefits to eligible participants. All employees who are residents of the United States are eligible to participate in the Plan upon the completion of six months of service. However, merchandising and leased employees are not eligible. The employer, as defined by the Plan, is Chattem, Inc.

           Vesting:

           Participants are fully vested in all contributions made and all earnings (losses) allocated to their accounts.

           Payment of benefits:

           The Plan provides that a participant may begin receiving normal retirement benefits upon attaining normal retirement age or early retirement age, as defined by the plan document. Further, participants may receive an in-service distribution upon attaining age 59-1/2. Benefits are recognized when paid. Amounts allocated to participants who had withdrawn from the Plan as of December 31, 2003, but had not been paid were $131,480. There were no amounts allocated to participants who had withdrawn from the Plan, but had not been paid as of December 31, 2004.

           Contributions:

           The Plan is a contributory plan whereby an employee who elects to participate can contribute any amount allowed by the internal revenue code. The employer contributes to the Plan matching contributions equal to 25 percent of each participant's salary deferral contributions up to 6 percent of the participant's total compensation. Additional participant contributions over 6 percent of total compensation are not subject to employer matching contributions. For 2004 and 2003 plan years, an additional employer contribution of 3% was made on behalf of eligible participants. Another 2% employer contribution was made to all non-highly compensated participants who had a combined age and service of 65 years or greater as of December 31, 2000.

           Participants direct the investment of the contributions into various investment options offered by the Plan. The Plan currently offers Chattem, Inc. stock, a money market fund, pooled separate accounts with various risk levels and objectives, and an investment contract.

                                  CHATTEM, INC.
                           SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003



================================================================================

Note 1.    Summary of Major Accounting Policies and Plan Characteristics
           (continued)

           Participant loans:

           Participants who have been active participants in the Plan for a minimum of one year are eligible to make application for a loan. The plan trustee is authorized to make loans, as directed by the plan administrator, in amounts that comply with specific formulas in the plan documents. The minimum principal of any loan is $1,000. The term of a loan may not exceed five years unless it is made for a principal residence. Loans are collateralized by 50 percent of the participant's vested interest in the Plan. Interest rates are to be at a fixed rate determined by the duration, repayment method, and market rate as provided by the U.S. Department of Labor.

           Participant accounts:

           Each participant's account is credited (charged) with the participant's contributions, the employer's matching contributions, an allocation of employer elective contributions and plan earnings (losses). Plan earnings (losses) are allocated based on average account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

           Administration:

           Administration of the Plan is vested in a pension plan committee appointed by the Board of Directors of Chattem, Inc. The trustee of the Plan effective September 1, 2004 is Investors Bank and Trust Company. A trust agreement dated September 1, 2004, provides for the investment of trust funds and prescribes the powers, duties, obligations, and functions of the trustee. The trustee of the Plan prior to September 1, 2004 was the Putnam Fiduciary Trust Company. A trust agreement dated December 6, 1999, provided for the investment of trust funds and prescribed the powers, duties, obligations, and functions of the trustee.

           Plan termination provisions:

           Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

           Voting rights:

           Each participant is entitled to exercise voting rights attributable to the shares of employer common stock allocated to his or her account and is notified by the trustee prior to the time such rights are to be exercised.

                                  CHATTEM, INC.
                           SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003



================================================================================

Note 1.    Summary of Major Accounting Policies and Plan Characteristics
           (continued)

           Basis of accounting:

           The Plan prepares its financial statements on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under this basis, additions to net assets (other than appreciation (depreciation) in fair value of investments) are recognized when collected rather than when earned, and deductions from net assets are recognized when paid rather than when incurred. Consequently, certain income and expenses are recognized in different reporting periods than they would be if the financial statements were prepared in conformity with accounting principles generally accepted in the United States of America.

           Administrative expenses:

           Under the terms of the Plan, investment management fees are paid by the participant and administrative expenses are paid by the Plan. Historically, such administrative expenses have been paid by the employer through reimbursement to the Plan. The employer has represented to the Plan that future administrative expenses will be reimbursed to the Plan.

           Use of estimates:

           The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2.    Tax Status of the Plan

           The Plan obtained its latest determination letter on August 18, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax- exempt as of the financial statement date.

                                  CHATTEM, INC.
                           SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003



================================================================================

Note 3.    Investments

           Certain of the Plan's investments are stated at fair value. Fair value of the participation units in the pooled separate accounts is based on quoted redemption values on the last business day of the plan year. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Chattem, Inc. common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

           Investment contracts with insurance companies are stated at contract value.

           Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded when received.

           The fair value of individual investments representing 5 percent or more of the Plan's net assets at December 31, 2004 and 2003, is as follows:

                                                                2004             2003
                                                            ------------     ------------
           Chattem, Inc. common stock                       $  4,450,461     $  3,090,405
           Destination Retirement 2030                         1,487,670               --
           Sel Fundamental Value (Wellington)                  2,767,836               --
           Sel Indexed Equity (Northern Trust)                 2,293,714               --
           Sel Overseas (AmerCent/Harris)                      1,927,463               --
           Sel Small Company Value (Clover/TRP/EARNEST)        2,186,294               --
           Investment contract with insurance company          4,796,624               --
           Neuberger Berman Genesis Fund                              --        1,242,246
           Putnam Asset Allocation: Growth Portfolio                  --        1,475,002
           Putnam Fund for Growth and Income                          --        2,376,042
           Putnam International Growth Fund                           --        1,651,038
           Putnam Investors Fund                                      --        2,070,794
           Putnam Money Market Fund                                   --        3,774,838
                                                            ------------     ------------
                                                              19,910,062       15,680,365
           All other investments                               3,256,816        2,055,368
                                                            ------------     ------------
                Total investments                           $ 23,166,878     $ 17,735,733
                                                            ============     ============

                                  CHATTEM, INC.
                           SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003



================================================================================

Note 3.    Investments (continued)

           During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $3,948,127 and $1,599,988 as follows:

                                                                2004             2003
                                                            ------------     ------------
           Pooled separate accounts                         $  1,302,767     $         --
           Shares of registered investment companies           2,269,239        1,873,944
           Common stock                                          376,121         (273,956)
                                                            ------------     ------------
                                                            $  3,948,127     $  1,599,988
                                                            ============     ============


Note 4.    Investment Contract with Insurance Company

           In 2004, the Plan entered into a benefit-responsive investment contract with an insurance company, Massachusetts Mutual Life Insurance Company. The insurance company maintains the Plan's contributions in a pooled account which is credited with earnings on the underlying investments and charged for participant withdrawals, investment losses and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Massachusetts Mutual Life Insurance Company. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals, losses and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

           There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value, which approximates fair value, of the investment contract was $4,796,624 as of December 31, 2004. The average yield and crediting interest rates were approximately 4% for 2004. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 3%. Such interest rates are reviewed on a semi-annual basis for resetting.

Note 5.    Related Party Transactions

           Certain plan investments are shares of common stock of Chattem, Inc., the plan sponsor. Therefore these investments qualify as party-in-interest transactions. Certain other investments are managed by the recordkeeper of the Plan, Massachusetts Mutual Life Insurance Company, and also qualify as party-in-interest transactions.

                                  CHATTEM, INC.
                           SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003



================================================================================

Note 6.    Risks and Uncertainties

           The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 7.    Untimely Remittance of Participant Contributions

           The plan sponsor is required by Department of Labor regulation to remit participant contributions as soon as practicable, but by no later than the fifteenth business day following the end of the month in which the amounts were withheld from wages. For contributions withheld on August 27, 2004, the funds were not remitted until September 27, 2004 and September 29, 2004, respectively. An amount for imputed earnings from the due date to the remittance date will be remitted during 2005. Controls have been implemented in an effort to prevent future untimely remittances. All other contributions were remitted timely.

Note 8.    Reconciliation of Financial Statements to Form 5500

           The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2004:


           Change in net assets available for benefits
                 per financial statements                         $5,431,145

           Loans deemed distributed during 2003 on Form 5500           1,213
                                                                  ----------
           Change in net assets available for benefits
                 per Form 5500                                    $5,432,358
                                                                  ==========

                                  CHATTEM, INC.
                           SAVINGS AND INVESTMENT PLAN
                                 EIN 62-0156300
                                    PLAN 003

          SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                              (MODIFIED CASH BASIS)
                                December 31, 2004



================================================================================

  (a)                                                                      (c)
Identity                     (b)                            Description of Investment Including                        (e)
of Party         Identity of Issue, Borrower,                 Maturity Date, Rate of Interest,          (d)          Current
Involved           Lessor or Similar Party                  Collateral, Par, or Maturity Value          Cost          Value
--------   ----------------------------------------    --------------------------------------------  ----------    ------------
           Cash                                        Interest-bearing Cash                             **        $    240,006
                                                                                                                   ------------
           Money market account -
   *            Massachusetts Mutual Life Insurance    Money Market Account                              **                   8
                                                                                                                   ------------
           Common stock -
   *            Chattem, Inc.                          Common Stock                                      **           4,450,461
                                                                                                                   ------------

           Pooled separate accounts:

   *            Massachusetts Mutual Life Insurance    Premier Cap Appreciation                          **             162,709

   *            Massachusetts Mutual Life Insurance    Premier Core Bond (Babson)                        **             693,921

   *            Massachusetts Mutual Life Insurance    Destination Retirement 2010                       **             340,866

   *            Massachusetts Mutual Life Insurance    Destination Retirement 2020                       **             319,838

   *            Massachusetts Mutual Life Insurance    Destination Retirement 2030                       **           1,487,670

   *            Massachusetts Mutual Life Insurance    Destination Retirement 2040                       **              26,522

   *            Massachusetts Mutual Life Insurance    Destination Retirement Income                     **             295,423

   *            Massachusetts Mutual Life Insurance    Sel Focus Value (Harris/C&B)                      **             380,539

   *            Massachusetts Mutual Life Insurance    Sel Fundamental Value (Wellington)                **           2,767,836

   *            Massachusetts Mutual Life Insurance    Sel Indexed Equity (Northern Trust)               **           2,293,714

   *            Massachusetts Mutual Life Insurance    Sel Overseas (AmerCent/Harris)                    **           1,927,463

   *            Massachusetts Mutual Life Insurance    Sel Small Company Value (Clover/TRP/EARNEST)      **           2,186,294
                                                                                                                   ------------

                     Total pooled separate accounts                                                                  12,882,795
                                                                                                                   ------------
           Investment contract -
   *            Massachusetts Mutual Life Insurance    Guaranteed Interest Account                       **           4,796,624
                                                                                                                   ------------
   *       Participant loans                           Loans to participants, interest at 5.00%
                                                       to 10.50%                                         --             796,984
                                                                                                                   ------------

                                                                                                                   $ 23,166,878
                                                                                                                   ============

   *       Represents a party-in-interest.

   **      Not required for participant directed plans.

                                  CHATTEM, INC.
                           SAVINGS AND INVESTMENT PLAN
                                 EIN 62-0156300
                                    PLAN 003

     SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

                          Year Ended December 31, 2004




                                                                             Total that Constitute Nonexempt
                                                                                 Prohibited Transactions
                                                             ------------------------------------------------------------------
Date               Date                  Participant                                           Contributions      Total Fully
Contributions      Remitted by           Contributions                        Contributions       Pending          Corrected
Were Withheld      the Plan              Transferred         Contributions      Corrected        Correction       Under VFCP
From Pay           Sponsor               Late to the Plan    not Corrected    Outside VFCP        in VFCP       and PTE 2002-51
---------------    ------------------    ----------------    -------------    -------------    -------------    ---------------
August 27, 2004    September 27, 2004    $         24,335    $      24,335

August 27, 2004    September 29, 2004    $         10,252    $      10,252

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                       CHATTEM, INC. SAVINGS AND INVESTMENT PLAN




                                       By: /s/ A. Alexander Taylor II
                                           -------------------------------------
                                           Member of Chattem, Inc. Pension
                                           Administration Committee



Date:   June 29, 2005

                                INDEX OF EXHIBITS
                                -----------------




Exhibit 23.1 - Consent of Hazlett, Lewis & Bieter, PLLC



Exhibit 23.2 - Consent of Lattimore, Black, Morgan & Cain, P.C.



Exhibit 99.1 - Certification of the Chief Executive Officer and Principal
               Accounting Officer pursuant to 18 U.S.C. Section 1350 as adopted under Section 906 of the Sarbanes-Oxley Act of 2002.